Exhibit 3.1

Amendment to Bylaws, as amended, of

Digital Turbine, Inc.

The bylaws of Digital Turbine, Inc. are amended as of March 6, 2015, to reflect that on January 13, 2015, the Company changed its name from Mandalay Digital Group, Inc. to Digital Turbine, Inc. by filing a Certificate of Amendment of Certificate of Incorporation with the Delaware Secretary of State. The bylaws read and are certified to be the “Bylaws of Digital Turbine, Inc.”